Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Brookline Bancorp, Inc.

Subject Company: Bancorp Rhode Island, Inc.

Exchange Act File Number of

Subject Company: 001-16101

The following are a press release of Brookline Bancorp, Inc. (“Brookline”) announcing the election deadline in connection with the proposed merger of Bancorp Rhode Island, Inc. (“Bancorp Rhode Island”) with and into Brookline and related correspondence to shareholders of Bancorp Rhode Island with the election form and letter of transmittal.

Brookline Bancorp, Inc. Announces Election Deadline
for Bancorp Rhode Island Shareholders

August 31, 2011—BROOKLINE, Mass.—Brookline Bancorp, Inc. (“Brookline”) (NASDAQ: BRKL) today announced the deadline for shareholders of Bancorp Rhode Island, Inc. (“Bancorp Rhode Island”) (NASDAQ: BARI) to elect the form of consideration that they wish to receive in Brookline’s pending merger with Bancorp Rhode Island.  The acquisition remains subject to customary closing conditions, including receipt of approvals from various federal and state regulatory agencies, as well as the approval of the related merger agreement by Bancorp Rhode Island shareholders at a special meeting scheduled to take place on September 8, 2011.  The merger is expected to be completed in the fourth quarter of 2011 and no earlier than October 1, 2011.

Bancorp Rhode Island shareholders who wish to elect to receive either Brookline common stock, cash, or a combination of stock and cash, in exchange for their shares of Bancorp Rhode Island common stock must deliver a properly completed Election Form and Letter of Transmittal, together with their Bancorp Rhode Island stock certificate(s), to American Stock Transfer & Trust Company prior to 5:00 p.m., New York City time, on September 26, 2011.  Under the related merger agreement, Brookline and Bancorp Rhode Island have the right to extend the election deadline, in which case Brookline will issue a press release announcing the extension.  Election materials will be mailed on or about August 31, 2011 to holders of record of Bancorp Rhode Island common stock at the close of business on August 24, 2011.

Under the terms of the merger agreement, each Bancorp Rhode Island shareholder will receive in the merger, for each Bancorp Rhode Island share and at the holder’s election, either 4.686 shares of Brookline common stock or $48.25 in cash.  All elections are subject to the allocation and proration provisions set forth in the merger agreement, which are intended to ensure that 2,347,000 shares of Bancorp Rhode Island common stock, or approximately 50% of the total number of shares of Bancorp Rhode Island common stock outstanding immediately prior to the completion of the merger, will be converted into shares of Brookline common stock, and the remaining shares of Bancorp Rhode Island common stock will be converted into cash.  As a result, a Bancorp Rhode Island shareholder may not receive solely the form of consideration elected, and the extent to which a Bancorp Rhode Island shareholder receives the form of consideration elected will depend on the elections made by other Bancorp Rhode Island shareholders.

Shareholders with questions regarding the election materials or who wish to obtain copies of the election materials should contact Phoenix Advisory Partners, the information agent, at (877) 478-5038.

About Brookline Bancorp, Inc.

Brookline Bancorp, Inc., headquartered in Brookline, MA, operates as the bank holding company for Brookline Bank and The First National Bank of Ipswich.  A full-service financial institution founded in 1871, Brookline Bank provides individuals and small to mid-sized businesses with deposit and lending services, residential mortgages and home equity lending, commercial and commercial real estate lending, cash management, merchant services, and access to investment services.  For more information, go to www.brooklinebank.com.

Forward-Looking Statements

This press release contains statements about future events that constitute forward-looking statements.  Projections about future events are subject to risks and uncertainties that could cause actual results to differ materially.  Factors that could cause such differences include, but are not limited to, general economic conditions, changes in interest rates, regulatory considerations, competition, failure to complete the proposed acquisition of Bancorp Rhode Island in a timely manner or at all, business disruptions due to the pendency of the transaction, and difficulties related to the integration of the businesses following the merger.  For additional factors that may affect future results, please see the filings made by Brookline with the Securities and Exchange Commission, including Brookline’s Annual Report on Form 10-K (as amended) for the year ended December 31, 2010, as supplemented by its Quarterly Reports on Form 10-Q.  Brookline undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

Additional Information About this Transaction

In connection with the proposed merger, Brookline has filed relevant documents with the SEC, including a registration statement on Form S-4 that included a proxy statement/prospectus dated July 29, 2011.  The proxy statement/prospectus was mailed to Bancorp Rhode Island shareholders on or about August 5, 2011. Investors are urged to read the proxy statement/prospectus and the other relevant materials, including any amendments or supplements to those documents, because they contain or will contain important information.  The proxy statement/prospectus and other relevant materials filed by Brookline or Bancorp Rhode Island with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.  In addition, investors may obtain free copies of the documents by directing a written request to Paul R. Bechet, Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445.

Brookline, Bancorp Rhode Island and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Bancorp Rhode Island in connection with the proposed merger.  Information about the executive officers and directors of Brookline is set forth in its proxy statement filed with the SEC on March 17, 2011, and for Bancorp Rhode Island, in its proxy statement filed with the SEC on April 15, 2011 and its Annual Report on Form 10-K for the year ended December 31, 2010.  Investors may obtain additional information regarding the participants in the merger by reading the proxy statement/prospectus.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

August 31, 2011

Dear Shareholder:

As we announced on April 20, 2011, Bancorp Rhode Island, Inc. (“BancorpRI”) has entered into an Agreement and Plan of Merger, which provides for the acquisition of BancorpRI by Brookline Bancorp, Inc. (“Brookline”). The proposed merger will occur following approval of the merger agreement by the shareholders of BancorpRI at a special meeting of shareholders to be held on September 8, 2011, and the satisfaction or waiver of all other conditions to the merger, including approval by all requisite regulatory authorities. Please call Phoenix Advisory Partners at (877) 478-5038 if you have not received a copy of the proxy statement/prospectus, dated July 29, 2011, related to the shareholders’ meeting and the proposed merger.

We are enclosing an Election Form and Letter of Transmittal, which will allow you to choose how you would prefer to exchange your BancorpRI common stock, assuming the merger is completed. The Election Form and Letter of Transmittal provides you with the following options:

•                  to elect to receive $48.25 per share in cash in exchange for all of your shares of BancorpRI common stock;

•                  to elect to receive 4.686 shares of Brookline common stock, plus cash in lieu of any fractional share, in exchange for all of your shares of BancorpRI common stock;

•                  to elect to receive the cash consideration with respect to a portion of your shares of BancorpRI common stock and the stock consideration with respect to your remaining shares of BancorpRI common stock; or

•                  to make no election with respect to the consideration to be received in exchange for your shares of BancorpRI common stock.

Your right to receive the form of merger consideration that you elect for your shares of BancorpRI common stock is subject to the allocation and proration procedures set forth in the merger agreement, which are intended to ensure that 2,347,000 shares of BancorpRI common stock, or approximately 50% of the total number of shares of BancorpRI common stock outstanding immediately prior to the effective time of the merger, will be converted into the right to receive shares of Brookline common stock, and the remaining shares of BancorpRI common stock will be converted into the right to receive cash.

In order to elect the form of consideration that you would like to receive in the merger, the Election Form and Letter of Transmittal, properly completed, signed and accompanied by your certificate(s) of BancorpRI common stock (or a properly completed Notice of Guaranteed Delivery), must be received by American Stock Transfer & Trust Company, the Exchange Agent, NO LATER THAN 5:00 P.M., EASTERN TIME, ON MONDAY, SEPTEMBER 26, 2011 (unless extended). If your Election Form and Letter of Transmittal and stock certificate(s) (or Notice of Guaranteed Delivery) are not received by the Exchange Agent by this date and time, you will be deemed to have made no election with respect to your shares of BancorpRI common stock and you will receive consideration in the merger based entirely on the elections of other BancorpRI shareholders and the results of the allocation and proration procedures set forth in the merger agreement and described in the proxy statement/prospectus.

If you have any questions, please call American Stock Transfer & Trust Company at (877) 248-6417 or (718) 921-8317.

Very truly yours,

John A. Yena, Chairman

This communication is not a solicitation of a proxy from any shareholder of BancorpRI.  Brookline has filed with the Securities and Exchange Commission a registration statement on Form S-4, of which the July 29, 2011 proxy statement/prospectus that was mailed to BancorpRI shareholders is a part. Brookline and BancorpRI may file other relevant documents with the SEC concerning the merger.  You should read the proxy statement/prospectus and the other relevant materials because they contain or will contain important information about Brookline, BancorpRI and the merger. These documents may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed by Brookline with the SEC by directing a written request to Paul R. Bechet, Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445. Investors may obtain free copies of the documents filed by BancorpRI with the SEC by directing a written request to Linda H. Simmons, Bancorp Rhode Island, Inc., One Turks Head Place, Providence, Rhode Island 02903.

ELECTION FORM AND LETTER OF TRANSMITTAL To be effective, this Election Form and Letter of Transmittal, together with the certificate(s) representing the related shares of Bancorp Rhode Island, Inc. common stock (or a properly completed Notice of Guaranteed Delivery), must be received by American Stock Transfer & Trust Company NO LATER THAN 5:00 P.M., EASTERN TIME, MONDAY, SEPTEMBER 26, 2011 (unless extended). Please read carefully, and complete properly, this Election Form and Letter of Transmittal. If delivering by mail: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042 If delivering by hand or courier: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219 For assistance call (877) 248-6417 or (718) 921-8317 ELECTION OPTIONS (MARK ONLY ONE BOX): . ALL STOCK ELECTION: Exchange all shares of Bancorp Rhode Island, Inc. common stock for shares of Brookline Bancorp, Inc. common stock, plus cash in lieu of any fractional shares. . ALL CASH ELECTION: Exchange all shares of Bancorp Rhode Island, Inc. common stock for cash. . COMBINATION STOCK/CASH ELECTION: Exchange ______________ shares of Bancorp Rhode Island, Inc. common stock for shares of Brookline Bancorp, Inc. common stock and the remainder for cash. (Please write in the blank the number of shares of Bancorp Rhode Island, Inc. common stock that you would like to exchange for Brookline Bancorp, Inc. common stock.) . NO ELECTION: No preference with respect to the receipt of either Brookline Bancorp, Inc. common stock or cash. IMPORTANT: THE ELECTION MADE ABOVE WILL BE HONORED TO THE EXTENT POSSIBLE. YOUR ELECTION, HOWEVER, IS SUBJECT TO CERTAIN ALLOCATION AND PRORATION PROCEDURES SET FORTH IN THE AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 19, 2011, BY AND BETWEEN BROOKLINE BANCORP, INC. AND BANCORP RHODE ISLAND, INC. AND FURNISHED TO BANCORP RHODE ISLAND, INC. SHAREHOLDERS AS ANNEX A OF THE PROXY STATEMENT/PROSPECTUS DATED JULY 29, 2011. THEREFORE, YOU MAY NOT RECEIVE EXACTLY THE FORM OF CONSIDERATION THAT YOU ELECT, AND YOU MAY INSTEAD RECEIVE A PRO RATA AMOUNT OF BROOKLINE BANCORP, INC. COMMON STOCK AND CASH. FURTHER, IF YOU DO NOT SELECT AN OPTION, OR SELECT MORE THAN ONE OPTION, YOUR SHARES SHALL BE TREATED AS SHARES FOR WHICH NO ELECTION HAS BEEN MADE AND YOU WILL RECEIVE CONSIDERATION IN THE MERGER BASED ENTIRELY ON THE ELECTIONS OF OTHER SHAREHOLDERS AND THE RESULTS OF SUCH ALLOCATION AND PRORATION PROCEDURES. The undersigned encloses herewith and surrenders the following certificate(s) representing shares of Bancorp Rhode Island, Inc. common stock: DESCRIPTION OF SHARES TO BE EXCHANGED Name(s) and Address(es) of Registered Owner(s) (If blank, please fill in exactly as name(s) appear(s) on share certificate(s)) Shares to be Exchanged (attach additional list if necessary) Certificated Shares** Certificate Number(s)* Total Number of Shares Represented by Certificate(s)* Number of Shares To be Exchanged** Book Entry Shares Total Shares * Need not be completed by book-entry shareholders. ** Unless otherwise indicated, it will be assumed that all shares of common stock represented by certificates described above are being exchanged.

. Check this box if your certificate(s) has been lost, stolen, misplaced or mutilated. See Instruction 12 to this form. SPECIAL PAYMENT INSTRUCTIONS SPECIAL DELIVERY INSTRUCTIONS Complete ONLY if the check and/or stock certificates are to be issued in a name which differs from the name on the surrendered certificate(s). Issue to: Name: ____________________________________________ Address: ____________________________________________ ____________________________________________ ____________________________________________ ____________________________________________ (Please also complete Form W-9 AND see instructions regarding signature guarantee. See Instructions 10, 13 and 14.) Complete ONLY if the check and/or stock certificates are to be mailed to some address other than the address reflected above. See Instruction 11. Mail to: Name: _______________________________________ Address: _______________________________________ _______________________________________ _______________________________________ _______________________________________ _______________________________________ The undersigned elects to have ALL of his, her or its shares of Bancorp Rhode Island, Inc. common stock (“BancorpRI Shares”) represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed, converted into the right to receive the merger consideration represented by such certificate(s) as indicated above. YOU MUST SIGN IN THE BOX BELOW. You understand that the purpose of the election procedures described in this Election Form and Letter of Transmittal is to permit you to express your preferences with respect to the consideration you wish to receive in the merger, and that this election is subject to the terms, conditions and limitations set forth in the Agreement and Plan of Merger, dated as of April 19, 2011, by and between Brookline Bancorp, Inc. and Bancorp Rhode Island, Inc., the Proxy Statement/Prospectus dated July 29, 2011, and this Election Form and Letter of Transmittal. By signing below, you represent and warrant that you are, as of the date you executed this Election Form and Letter of Transmittal and, if applicable, Notice of Guaranteed Delivery, and will be, as of the completion date of the merger, the registered holder of the BancorpRI Shares represented by the enclosed BancorpRI certificate(s) or book-entry transfer of shares with good title thereto and with full power and authority to make the election indicated herein and to sell, assign and transfer the BancorpRI Shares represented by the enclosed certificate(s) or book-entry transfer of shares, free and clear of all liens, restrictions, charges and encumbrances, and not subject to any adverse claims. You will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of such BancorpRI Shares. SIGNATURE(S) REQUIRED Signature(s) of Registered Holder(s) or Agent SIGNATURE(S) GUARANTEED (IF REQUIRED) See Instruction 10. Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. See Instruction 9. ____________________________________________________ Registered Holder ____________________________________________________ Registered Holder ____________________________________________________ Title, if any Date: ________________ Phone No.: _____________________ Unless the shares are tendered by the registered holder(s) of the common stock, or for the account of a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), Stock Exchange Medallion Program (“SEMP”) and New York Stock Exchange Medallion Signature Program (“MSP”), or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended) (each of the foregoing, an “Eligible Institution”), the signature(s) must be guaranteed by an Eligible Institution. ____________________________________________ Authorized Signature _____________________________________________ Name of Firm ______________________________________________ Address of Firm - Please Print

INSTRUCTIONS FOR COMPLETING ELECTION FORM AND LETTER OF TRANSMITTAL

These instructions are for the accompanying Election Form and Letter of Transmittal for the shareholders of Bancorp Rhode Island, Inc. (“BancorpRI”) in connection with the proposed merger of BancorpRI with and into Brookline Bancorp, Inc. (“Brookline”). All elections are subject to the Agreement and Plan of Merger, dated as of April 19, 2011, by and between Brookline and BancorpRI (the “Merger Agreement”), that was furnished to BancorpRI shareholders as part of a Proxy Statement/Prospectus dated July 29, 2011 (the “Proxy Statement/Prospectus”). The Election Form and Letter of Transmittal should be properly completed, dated, signed and delivered, together with all certificates representing shares of BancorpRI common stock currently held by you (unless a Notice of Guaranteed Delivery is properly completed in accordance with Instruction 4), to American Stock Transfer & Trust Company (the “Exchange Agent”) at the appropriate address set forth on the front of the Election Form and Letter of Transmittal. Please read and follow the instructions regarding the completion of the Election Form and Letter of Transmittal set forth below. If you have any questions concerning the Election Form and Letter of Transmittal, see Instruction 16.

(1) Election Deadline. In order for an election to be effective, the Exchange Agent must receive a properly completed Election Form and Letter of Transmittal, accompanied by the certificate(s) representing the related shares of BancorpRI common stock held by you (or a properly completed Notice of Guaranteed Delivery), NO LATER THAN 5:00 P.M., EASTERN TIME, ON MONDAY, SEPTEMBER 26, 2011 (unless extended) (the “Election Deadline”). Brookline and BancorpRI may, but shall be under no obligation to, extend the Election Deadline in which case, Brookline will issue a press release announcing such extension. For instructions regarding changes to or revocations of your election and the time in which such changes or revocations can be made, see Instruction 6. You should understand that your election is subject to certain terms and conditions that are set forth in the Election Form and Letter of Transmittal and in the Merger Agreement and are described in the Proxy Statement/Prospectus.

(2) Delivery of Stock Certificates. In order to make an effective election, you must correctly complete the Election Form and Letter of Transmittal. The Election Form and Letter of Transmittal should be completed, signed, dated and mailed or delivered to the Exchange Agent by the Election Deadline at the appropriate address set forth on the front of the Election Form and Letter of Transmittal, accompanied by the certificate(s) representing shares of BancorpRI common stock being surrendered in exchange for cash and/or shares of Brookline common stock or a properly completed Notice of Guaranteed Delivery (See Instruction 4). For your convenience in surrendering your certificates, a return envelope is enclosed.  Do not send your certificates to Brookline or BancorpRI.

YOU MAY CHOOSE ANY METHOD TO DELIVER THE ELECTION FORM AND LETTER OF TRANSMITTAL AND YOUR ACCOMPANYING CERTIFICATES. HOWEVER, YOU ASSUME ALL RISK OF NON-DELIVERY. IF YOU CHOOSE TO USE THE MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND THAT YOU PROPERLY INSURE ALL STOCK CERTIFICATES. DELIVERY OF CERTIFICATES WILL BE DEEMED EFFECTIVE AND RISK OF LOSS WITH RESPECT TO SUCH CERTIFICATES SHALL PASS ONLY WHEN SUCH CERTIFICATES ARE ACTUALLY RECEIVED BY THE EXCHANGE AGENT.

(3) Fractional Shares.  No fractional shares of Brookline common stock will be issued. A BancorpRI shareholder who receives cash in lieu of such a fractional share will be treated as having received that fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by Brookline.

(4) Guaranteed Delivery. BancorpRI shareholders whose certificate(s) are not immediately available may also make an election by completing the Election Form and Letter of Transmittal and having the Notice of Guaranteed Delivery properly completed and duly executed and delivered by a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), Stock Exchange Medallion Program (“SEMP”) and New York Stock Exchange Medallion Signature Program (“MSP”), or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended) (each of the foregoing, an “Eligible Institution”) (subject to the condition that the stock certificates, the delivery of which is thereby guaranteed, are in fact delivered to the Exchange Agent NO LATER THAN 5:00 P.M., EASTERN TIME, ON THE THIRD NASDAQ GLOBAL SELECT MARKET TRADING DAY AFTER THE DATE OF EXECUTION OF THE NOTICE OF GUARANTEED DELIVERY (the “Guaranteed Delivery Deadline”)). The Notice of Guaranteed Delivery may be sent by facsimile to the Exchange Agent at (718) 765-8737.

IF THE EXCHANGE AGENT HAS NOT RECEIVED YOUR PROPERLY COMPLETED ELECTION FORM AND LETTER OF TRANSMITTAL, ACCOMPANIED BY YOUR CERTIFICATES OF BANCORPRI COMMON STOCK BY THE ELECTION DEADLINE (UNLESS THE NOTICE OF GUARANTEED DELIVERY HAS BEEN PROPERLY COMPLETED AND SUCH CERTIFICATES ARE RECEIVED BY THE EXCHANGE AGENT BY THE GUARANTEED DELIVERY DEADLINE), YOUR SHARES WILL BE DESIGNATED NO ELECTION SHARES.

(5) Shares as to Which No Election is Made. If a holder of shares of BancorpRI common stock marks the “No Election” box on the Election Form and Letter of Transmittal, marks more than one box on the Election Form and Letter of Transmittal, fails to submit a properly completed Election Form and Letter of Transmittal together with certificate(s) representing his, her or its shares of BancorpRI common stock by the Election Deadline, or as to which delivery of such shares is guaranteed, by the Guaranteed Delivery Deadline, or revokes a previously submitted Election Form and Letter of Transmittal and fails to submit a properly completed Election Form and Letter of Transmittal together with certificates representing shares of BancorpRI common stock or as to which delivery is guaranteed, by the applicable deadline, the shares held by such holder (each, a “Non-Electing Shareholder”) shall be designated “No Election” shares and exchanged in accordance with the allocation provisions of the Merger Agreement. In addition, a BancorpRI shareholder who does not make an election for all his, her or its shares will be deemed to be a Non-Electing Shareholder with respect to those shares for which no election is made.

(6) Change or Revocation of Election. A holder of shares of BancorpRI common stock who has made an election on a properly completed Election Form and Letter of Transmittal accompanied by certificate(s) representing his, her or its shares of BancorpRI common stock (or a properly completed Notice of Guaranteed Delivery) may at any time prior to the Election Deadline change such election by submitting to the Exchange Agent a revised Election Form and Letter of Transmittal, properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline.

(7) Nullification of Election. All Election Forms and Letters of Transmittal will be void and of no effect if the merger is not consummated, and stock certificates submitted with the Election Form and Letter of Transmittal will be promptly returned to the person(s) submitting the same.

(8) Listing of Certificates. List the stock certificate number and number of shares represented by each BancorpRI common stock certificate surrendered for exchange in the space provided on the first page of the Election Form and Letter of Transmittal. If the space provided is inadequate, use a separate schedule and attach it to the Election Form and Letter of Transmittal. The total number of shares of BancorpRI common stock surrendered in exchange for cash and/or Brookline common stock should equal the total number of shares of BancorpRI common stock held of record by the holder as indicated on the books of BancorpRI. The Exchange Agent may delay the exchange until any difference in the number of shares of BancorpRI common stock surrendered and the number of shares of BancorpRI common stock held of record is resolved.  If you wish to designate the priority in which the certificated shares covered by your election are to be allocated to the cash consideration in the event that you made a combination stock/cash election or your election (whether all cash, all stock or a combination stock/cash election) cannot be honored in full due to the application of the allocation and proration provisions described in the Proxy Statement/Prospectus, then you should contact the Exchange Agent for further instructions.  See Instruction 16.

(9) Signatures.  If the check and/or stock certificate are to be issued in the same name as that in which the surrendered BancorpRI common stock certificate is registered, the Election Form and Letter of Transmittal should be completed and signed exactly as the surrendered certificate is registered.  If any of the shares surrendered hereby are owned by two or more joint owners, all such owners must sign the Election Form and Letter of Transmittal exactly as written on the face of the certificate(s).  Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer’s authority to act.

(10) Signature Guarantee.  If the section entitled “Special Payment Instructions” has been completed, then signatures on the Election Form and Letter of Transmittal must be guaranteed by an Eligible Institution. If the surrendered certificates are registered in the name of a person other than the signer of the Election Form and Letter of Transmittal, or if payment is to be made to a person other than the signer of the Election Form and Letter of Transmittal, or if the payment is to be made to a person other than the registered owner(s), then the surrendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear on such certificate(s) or stock power(s), with the signatures on the certificate(s) or stock power(s) guaranteed by an Eligible Institution as provided herein.

(11) Special Delivery Instructions. If different from the address of the person(s) signing the Election Form and Letter of Transmittal, indicate the address to which the check and stock certificate are to be sent in the section titled “Special Delivery Instructions.”

(12) Lost Certificate(s). If your certificate(s) has been lost, stolen, misplaced or destroyed, contact the Exchange Agent for instructions at (877) 248-6417 or (718) 921-8317.  Any BancorpRI shareholder who has lost certificates should make arrangements (which may include the posting of a bond or other satisfactory indemnification and an affidavit of loss) to replace lost certificates.  Such arrangements should be made with the Exchange Agent.  IF YOU HAVE NOT COMPLETED THE ELECTION FORM AND LETTER OF TRANSMITTAL OR YOU HAVE NOT COMPLIED WITH THE PROCEDURES FOR REPLACING LOST CERTIFICATES PRIOR TO THE ELECTION DEADLINE, YOU WILL BE DEEMED TO HAVE MADE NO ELECTION WITH RESPECT TO SHARES OF BANCORPRI COMMON STOCK REPRESENTED BY THE LOST, STOLEN, MISPLACED OR DESTROYED CERTIFICATES.

(13) Form W-9.  Under the federal income tax law, a non-exempt shareholder is required to provide the Exchange Agent with such shareholder’s correct Taxpayer Identification Number (“TIN”) on the enclosed Form W-9.  If the certificate(s) are in more than one name or are not in the name of the actual owner, consult the enclosed Form W-9 guidelines for additional guidance on which number to report.  Failure to provide the information on the form may subject the surrendering shareholder to backup withholding on any payment at the then applicable rate.  The surrendering shareholder must write “Applied For” in the space for the TIN in Part 1 of the Form W-9 if a TIN has not been issued and the shareholder has applied for a number or intends to apply for a number in the near future.  If a TIN has been applied for and the Exchange Agent is not provided with a TIN before payment is made, payments to such surrendering shareholders for their shares of BancorpRI common stock will be subject to backup withholding at the then applicable rate.  Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Form W-9 for additional details on what TIN to give the Exchange Agent.

(14) Stock Transfer Taxes.  If payment is to be made to any person other than the registered holder, or if surrendered certificates are registered in the name of any person other than the person(s) signing the Election Form and Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such person) payable as a result of the transfer to such person will be deducted from the payment for such securities if satisfactory evidence of the payment of such taxes, or exemption therefrom, is not submitted.

(15) Notice of Defects; Resolution of Disputes.  None of BancorpRI, Brookline or the Exchange Agent will be under any obligation to notify you or anyone else that the Exchange Agent has not received a properly completed Election Form and Letter of Transmittal or that any of such forms are defective in any way.  The Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change of any Election Form and Letter of Transmittal has been properly or timely made and to disregard immaterial defects in any Election Form and Letter of Transmittal, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.  The Exchange Agent and Brookline reserve the right to waive any irregularities or defects in the surrender of any certificates.  A surrender will not be deemed to have been made until all irregularities have been cured or waived.

(16) Questions and Requests for Information or Assistance. If you have any questions, or need to obtain additional copies of the Election Form and Letter of Transmittal, please contact the Exchange Agent at (877) 248-6417 or (718) 921-8317.  You may also request copies of the Proxy Statement/Prospectus from Phoenix Advisory Partners at (877) 478-5038.

DELIVERY OF CERTIFICATES OF BROOKLINE COMMON STOCK AND/OR PAYMENT CHECKS

Following the effective time of the merger, the Exchange Agent will make the allocations of cash and Brookline common stock to be received by holders of BancorpRI common stock or their designees in accordance with the Merger Agreement and the Election Forms and Letters of Transmittal. The Exchange Agent will then issue and mail to you a certificate representing shares of Brookline common stock and/or a check for any cash to which you are entitled (and, if applicable, a check for cash in lieu of fractional shares), provided you have delivered the required certificate(s) for your shares of BancorpRI common stock in accordance with the terms of the Election Form and Letter of Transmittal.

If you do not submit an effective Election Form and Letter of Transmittal, promptly after the completion of the merger, the Exchange Agent will mail to you a Letter of Transmittal and instructions for use in effecting the surrender of the certificates representing shares of BancorpRI common stock in exchange for the merger consideration allocated to you in accordance with the Merger Agreement.

IMPORTANT TAX INFORMATION

Under current U.S. federal income tax law, a shareholder who tenders BancorpRI stock certificates that are accepted for exchange may be subject to backup withholding.  In order to avoid such backup withholding, the shareholder must provide the Exchange Agent with such shareholder’s correct taxpayer identification number and certify that such shareholder is not subject to such backup withholding by completing the Form W-9 provided herewith.  In general, if a shareholder is an individual, the taxpayer identification number is the Social Security number of such individual.  If the Exchange Agent is not provided with the correct taxpayer identification number, the shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service.  For further information concerning backup withholding and instructions for completing the Form W-9 (including how to obtain a taxpayer identification number if you do not have one and how to complete the Form W-9 if the BancorpRI stock certificates are held in more than one name), consult the enclosed Instructions to Form W-9.

Certain shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order to satisfy the Exchange Agent that a foreign individual qualifies as an exempt recipient, such shareholder must submit a statement, signed under penalties of perjury, attesting to that individual’s exempt status, on a properly completed Form W-8BEN, or successor form.  Such statements can be obtained from the Exchange Agent.

Failure to complete the Form W-9 will not, by itself, cause the BancorpRI stock certificates to be deemed invalidly tendered, but may require the Exchange Agent to withhold a portion of the amount of any payments made pursuant to the merger.  Backup withholding is not an additional federal income tax.  Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld.  If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the Internal Revenue Service.

NOTE:  FAILURE TO COMPLETE AND RETURN THE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF A PORTION OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE MERGER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON FORM W-9 FOR ADDITIONAL DETAILS.

Form W-9 (Rev. January 2011) Request for Taxpayer Give Form to the Department of the Treasury Identification Number and Certification requester. Do not Internal Revenue Service send to the IRS. Print or type See Specific Instructions on page 2. Name (as shown on your income tax return) Business name/disregarded entity name, if different from above Check appropriate box for federal tax classification (required): Individual/sole proprietor C Corporation S Corporation Partnership Trust/estate Exempt Payee Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) Other (see instructions) Address (number, street, and apt. or suite no.) Requester’s name and address (optional) City, state, and ZIP code List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3. Social security number - - Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter. Employer identification number - Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and 3. I am a U.S. citizen or other U.S. person (defined below). Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4. Sign Signature of Here U.S. person Date General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Purpose of Form A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income. Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien, • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, • An estate (other than a foreign estate), or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income. Cat. No. 10231X Form W-9 (Rev. 1-2011)

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases: • The U.S. owner of a disregarded entity and not the entity, • The U.S. grantor or other owner of a grantor trust and not the trust, and • The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items: 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8. What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the Part II instructions on page 3 for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9. Also see Special rules for partnerships on page 1. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Name If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name. If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form. Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line. Partnership, C Corporation, or S Corporation. Enter the entity’s name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line. Disregarded entity. Enter the owner’s name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner’s name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8. Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate). Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line. Exempt Payee If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the “Business name/disregarded entity name,” sign and date the form. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. The following payees are exempt from backup withholding: 1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2), 2. The United States or any of its agencies or instrumentalities, 3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities, 4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or 5. An international organization or any of its agencies or instrumentalities. Other payees that may be exempt from backup withholding include: 6. A corporation, 7. A foreign central bank of issue, 8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States, 9. A futures commission merchant registered with the Commodity Futures Trading Commission, 10. A real estate investment trust, 11. An entity registered at all times during the tax year under the Investment Company Act of 1940, 12. A common trust fund operated by a bank under section 584(a), 13. A financial institution, 14. A middleman known in the investment community as a nominee or custodian, or 15. A trust exempt from tax under section 664 or described in section 4947. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15. IF the payment is for. . . THEN the payment is exempt for. . . Interest and dividend payments All exempt payees except for 9 Broker transactions Exempt payees 1 through 5 and 7 through 13. Also, C corporations. Barter exchange transactions and patronage dividends Exempt payees 1 through 5 Payments over $600 required to be reported and direct sales over $5,000 (1) Generally, exempt payees 1 through 7 (2) (1) See Form 1099-MISC, Miscellaneous Income, and its instructions. (2) However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note. See the chart on page 4 for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676). If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt Payee on page 3. Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint account) The actual owner of the account or, if combined funds, the first individual on the account (1) 3. Custodian account of a minor (Uniform Gift to Minors Act) The minor (2) 4. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law The grantor-trustee (1) The actual owner (1) 5. Sole proprietorship or disregarded entity owned by an individual The owner (3) 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A)) The grantor* For this type of account: Give name and EIN of: 7. Disregarded entity not owned by an individual The owner 8. A valid trust, estate, or pension trust Legal entity (4) 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 The corporation 10. Association, club, religious, charitable, educational, or other tax-exempt organization The organization 11. Partnership or multi-member LLC The partnership 12. A broker or registered nominee The broker or nominee 13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments The public entity 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B)) The trust (1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. (2) Circle the minor’s name and furnish the minor’s SSN. (3) You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. (4) List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1. * Note. Grantor also must provide a Form W-9 to trustee of trust. Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records from Identity Theft Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance. Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338). Visit IRS.gov to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.